UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

00794-71-04

(CUSIP Number)

H.I.G. AERT, LLC

H.I.G. Capital Partners IV, L.P.

Bayside Opportunity Fund, L.P.

H.I.G. Advisors IV, LLC

Bayside Opportunity Advisors, LLC

H.I.G.- GPII, Inc.

Sami W. Mnaymneh

Anthony A. Tamer

c/o H.I.G. Capital, LLC

1450 Brickell Avenue, 31st Floor

Miami, FL 33131

(305) 379-2322

Attention: Richard H. Siegel, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 00794-71-04

1.	NAME OF REPORTING PERSON H.I.G. AERT, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 00794-71-04

1.	NAME OF REPORTING PERSON H.I.G. Capital Partners IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 00794-71-04

1.	NAME OF REPORTING PERSON Bayside Opportunity Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 00794-71-04

1.	NAME OF REPORTING PERSON H.I.G. Advisors IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 00794-71-04

1.	NAME OF REPORTING PERSON Bayside Opportunity Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 00794-71-04

1.	NAME OF REPORTING PERSON H.I.G.- GPII, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.: 00794-71-04

1.	NAME OF REPORTING PERSON Sami W. Mnaymneh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.: 00794-71-04

1.	NAME OF REPORTING PERSON Anthony A. Tamer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

All information in this Amendment No. 4 to Schedule 13D is being supplied solely by the Reporting Persons and only the Reporting Persons shall be deemed responsible for the accuracy of such information. This Amendment No. 4 to Schedule 13D related to Class A common stock, par value $0.01 per share (“Common Stock”) of Advanced Environmental Recycling Technologies, Inc., a Delaware corporation (“AERT” or the “Issuer”) is being filed by H.I.G. AERT, LLC, H.I.G. Capital Partners IV, L.P., Bayside Opportunity Fund, L.P., H.I.G. Advisors IV, LLC, Bayside Opportunity Advisors, LLC, H.I.G.- GPII, Inc., Sami W. Mnaymneh and Anthony A. Tamer. This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D as filed jointly by H.I.G. AERT, LLC, H.I.G. Capital Partners IV, L.P., Bayside Opportunity Fund, L.P., H.I.G. Advisors IV, LLC, Bayside Opportunity Advisors, LLC, H.I.G.- GPII, Inc., Sami W. Mnaymneh and Anthony A. Tamer with the Securities and Exchange Commission on March 22, 2011, as amended by (i) Amendment No. 1 to Schedule 13D filed jointly by the Reporting Persons with the Securities and Exchange Commission on February 23, 2012, (ii) Amendment No. 2 to Schedule 13D filed jointly by the Reporting Persons with the Securities and Exchange Commission on February 26, 2015, and (iii) Amendment No. 3 to Schedule 13D filed jointly by the Reporting Persons with the Securities and Exchange Commission on April 1, 2016 (as so amended, the “Initial Schedule 13D”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

This Amendment No. 4 constitutes an exit filing for the Reporting Persons, whose beneficial ownership has dropped below the 5.0% Schedule 13D reporting threshold.

ITEM 4.	Purpose of Transaction.

The disclosure in Item 4 of the Initial Schedule 13D is hereby amended by adding the following immediately following the final paragraph of Item 4:

Merger Agreement

This Amendment No. 4 is being filed to report the termination of beneficial ownership of all shares of Common Stock previously beneficially owned by the Reporting Persons as a result of the consummation of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of March 16, 2017 (the “Merger Agreement”), by and among AERT, Oldcastle Architectural, Inc., a Delaware corporation (“Parent”), and Oldcastle Ascent Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”).

On May 1, 2017 (the “Effective Time”), Merger Sub was merged with and into AERT, with AERT surviving the merger as a wholly-owned subsidiary of Parent. Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each share of Common Stock outstanding immediately prior to the Effective Time was converted into the right to receive $0.135936 in cash, and each share of AERT Series E Convertible Preferred Stock, par value $0.01 per share (“Preferred Stock”), outstanding immediately prior to the Effective Time was converted into the right to receive $2,603.483278 in cash, in each case, without interest and subject to any applicable withholding taxes, and other than any shares of Common Stock or Preferred Stock owned by AERT (which were automatically canceled with no consideration paid therefor) and those shares of Common Stock with respect to which stockholders properly exercised appraisal rights and have not effectively withdrawn or lost their appraisal rights.

Accordingly, at the Effective Time and pursuant to the Merger, each of the Reporting Persons disposed of all shares of Common Stock that were beneficially owned by such Reporting Persons immediately prior to the Effective Time and ceased to be a beneficial owner of 5.0% or more of the Issuer’s shares.

ITEM 5.	Interest in Securities of the Issuer.

The disclosure in Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

The disclosure from Item 4 above is hereby incorporated by reference.

(a)(b) As of the date hereof, none of the Reporting Persons have beneficial ownership of any shares of Common Stock.

(c) Other than as described in Item 4 above, the Reporting Persons have not effected any transactions in the Common Stock or the Preferred Stock during the 60 days prior to the Effective Date.

(d) Not applicable.

(e) Each of the Reporting Persons ceased to be a beneficial owner of 5.0% or more of the Common Stock on May 1, 2017.

ITEM 7.	Material to Be Filed as Exhibits.

The disclosure in Item 7 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

Exhibit 1*	Joint Filing Agreement, dated as of March 22, 2011, by and among H.I.G. AERT, LLC, H.I.G. Capital Partners IV, L.P., H.I.G. Bayside Debt & LBO Fund II, L.P., H.I.G. Advisors IV, LLC, H.I.G. Bayside Advisors II, LLC, H.I.G.- GPII, Inc, Sami W. Mnaymneh and Anthony A. Tamer.

Exhibit 2*	Series D Preferred Stock Exchange Agreement, dated as of March 18, 2011, by and between Advanced Environmental Recycling Technologies, Inc. and H.I.G. AERT, LLC.

Exhibit 3*	Securities Exchange Agreement, dated as of March 18, 2011, by and between Advanced Environmental Recycling Technologies, Inc. and H.I.G. AERT, LLC.

Exhibit 4*	Voting Agreement, dated as of March 18, 2011, by and between Advanced Environmental Recycling Technologies, Inc. and H.I.G. AERT, LLC.

Exhibit 5*	Registration Rights Agreement, dated as of March 18, 2011, by and between Advanced Environmental Recycling Technologies, Inc. and H.I.G. AERT, LLC.

Exhibit 6+	Letter, dated as of February 22, 2012, from H.I.G. AERT, LLC to Advanced Environmental Recycling Technologies, Inc.

Exhibit 7‡	H.I.G. Waiver of Default dated February 29, 2012.

Exhibit 8‡	H.I.G Waiver of Default dated January 25, 2013.

Exhibit 9‡	H.I.G. Waiver of Triggering Event dated February 20, 2013.

Exhibit 10‡	Waiver of Default – H.I.G. Credit Agreement dated January 15, 2014.

Exhibit 11‡	Waiver of “Special Events Defaults” per Series E Convertible Preferred Stock Rights dated January 15, 2014.

Exhibit 12‡	Waiver of “Special Events Defaults” per Series A Term Loan Interest dated January 15, 2014.

Exhibit 13	Waiver of Default – H.I.G. Credit Agreement dated April 13, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the Securities and Exchange Commission on May 8, 2015).

Exhibit 14	Waiver of “Special Events Defaults” per Series E Convertible Preferred Stock Rights dated April 13, 2015 (incorporated by reference to Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the Securities and Exchange Commission on May 8, 2015).

Exhibit 15	Waiver of “Special Events Defaults” per Series A & B Term Loan Interest dated April 13, 2015 (incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the Securities and Exchange Commission on May 8, 2015).

Exhibit 16	Waiver of Default – H.I.G. Credit Agreement dated July 9, 2015 (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 filed with the Securities and Exchange Commission on August 11, 2015).

Exhibit 17	Waiver of “Special Events Defaults” per Series E Convertible Preferred Stock Rights dated July 9, 2015 (incorporated by reference to Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 filed with the Securities and Exchange Commission on August 11, 2015).

Exhibit 18	Waiver of “Special Events Defaults” per Series A & B Term Loan Interest dated July 29, 2015 (incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 filed with the Securities and Exchange Commission on August 11, 2015).

Exhibit 19	Waiver of Default – H.I.G. Credit Agreement dated October 9, 2015 (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the Securities and Exchange Commission on November 16, 2015).

Exhibit 20	Waiver of “Special Events Defaults” per Series E Convertible Preferred Stock Rights dated October 9, 2015 (incorporated by reference to Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015filed with the Securities and Exchange Commission on November 16, 2015).

Exhibit 21	Waiver of “Special Events Defaults” per Series A & B Term Loan Interest dated October 9, 2015 (incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015filed with the Securities and Exchange Commission on November 16, 2015).

Exhibit 22**	Fourth Amendment to Credit Agreement dated as of October 30, 2015 among the Issuer, the lenders party thereto and H.I.G. AERT, LLC.

Exhibit 23**	Waiver of Default – H.I.G. Credit Agreement dated January 20, 2016.

Exhibit 24**	Waiver of “Special Events Defaults” per Series E Convertible Preferred Stock Rights dated January 20, 2016.

Exhibit 25**	Waiver of “Special Events Defaults” per Series A & B Term Loan Interest dated January 20, 2016.

Exhibit 26	Agreement and Plan of Merger, dated as of March 16, 2017, by and among the Issuer, Oldcastle Architectural, Inc. and Oldcastle Ascent Merger Sub, Inc. (incorporated by reference to Exhibit 2.3 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 17, 2017).

*	Incorporated by reference to the exhibits to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 22, 2011.
+	Incorporated by reference to the exhibit to the Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 23, 2012.
‡	Incorporated by reference to the exhibit to the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 26, 2015.
**	Incorporated by reference to the exhibit to the Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 1, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2017	H.I.G. AERT, LLC

	By:	H.I.G. Capital Partners IV, L.P.
	Title:	Member

	By:	H.I.G. Advisors IV, LLC
	Title:	General Partner

	By:	H.I.G.- GPII, Inc.
	Title:	Manager

	By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

Dated: May 2, 2017	H.I.G. Capital Partners IV, L.P.

	By:	H.I.G. Advisors IV, LLC
	Title:	General Partner

	By:	H.I.G.- GPII, Inc.
	Title:	Manager

	By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

Dated: May 2, 2017	Bayside Opportunity Fund, L.P.

	By:	Bayside Opportunity Advisors, LLC
	Title:	General Partner

	By:	H.I.G.- GPII, Inc.
	Title:	Manager

	By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

Dated: May 2, 2017	H.I.G. Advisors IV, LLC

	By:	H.I.G.- GPII, Inc.
	Title:	Manager

	By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

Dated: May 2, 2017	Bayside Opportunity Advisors, LLC

	By:	H.I.G.- GPII, Inc.
	Title:	Manager

	By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

Dated: May 2, 2017	H.I.G.- GPII, Inc.

	By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

Dated: May 2, 2017	Sami W. Mnaymneh

/s/ Sami W. Mnaymneh

Dated: May 2, 2017	Anthony A. Tamer

/s/ Anthony A. Tamer